GRACO INC.
	Exhibit 99.1	P.O. Box 1441
Minneapolis, MN
News Release		55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
April 27, 2011	James A. Graner (612) 623-6635
GRACO REPORTS RECORD FIRST QUARTER SALES AND EARNINGS
STRONG SALES GROWTH CONTINUES IN ALL SEGMENTS AND REGIONS
MINNEAPOLIS, MN (April 27, 2011) — Graco Inc. (NYSE: GGG) today announced results for the first quarter ended April 1, 2011.
Summary
$ in millions except per share amounts

	Thirteen Weeks Ended
	April 1,	March 26,	%
	2011	2010	Change

Net Sales	$217.7	$164.7	32%
Net Earnings	37.3	20.6	81%
Diluted Net Earnings per Common Share	$0.61	$0.34	79%
•	All segments and regions had double-digit percentage revenue growth.

•	Gross margin rate of 57 percent was 3 percentage points higher than the rate for the first quarter last year.

•	Sales growth and expense leverage drove operating margin improvement in all segments.

•	Net earnings were 17 percent of sales, 5 percentage points higher than the first quarter last year.

•	Proceeds from the private placement of $150 million in notes were used to repay revolving line of credit borrowings and invested in cash equivalents.
“Sales momentum picked up in 2010 and continued into the first quarter of 2011,” said Patrick J. McHale, President and Chief Executive Officer. “Revenue gains were strong across all segments and regions. Returns on the investments we made during the recession are significant contributors to current growth. Our good start to 2011 reflects improved economic conditions and solid execution of our core growth strategies, including new products and technology, geographic expansion and new markets.”
Consolidated Results
First quarter sales increased 33 percent in the Americas, 27 percent in Europe and 35 percent in Asia Pacific (31 percent at consistent translation rates). Translation rates did not have a significant impact on the overall sales increase of 32 percent.
Gross profit margin, expressed as a percentage of sales, was 57 percent, up from 54 percent for the first quarter last year. Higher production volume was the major factor in the improvement. Selling price increases also contributed to the increase in margin rates.
Total operating expenses increased $11 million (19 percent) compared to first quarter last year, including increases of $8 million in selling and marketing and $2 million in general and administrative. Increases in payroll (headcount

Exhibit 99.1
Page 2 GRACO
and incentives) and product promotion (mostly Contractor segment) were related to higher levels of business activity. As a percentage of sales, operating expenses decreased to 31 percent from 34 percent for the first quarter last year.
The effective income tax rate was 34 percent compared to 34 1/2 percent for the first quarter last year. There was no federal R&D credit included in the 2010 rate.
Segment Results
Certain measurements of segment operations are summarized below:

	Thirteen Weeks
	Industrial	Contractor	Lubrication

Net sales (in millions)	$122.8	$70.2	$24.6
Net sales percentage change from last year	27%	38%	44%
Operating earnings as a percentage of net sales
2011	37%	16%	21%
2010	31%	10%	10%
All segments had strong increases in sales and improved operating margins. Industrial segment sales increased 27 percent, with gains of 26 percent in the Americas, 24 percent in Europe and 31 percent in Asia Pacific. Contractor segment sales increased 38 percent, including a gain of 41 percent in the Americas, with substantial increases in both the paint stores and home centers channels. Sales in this segment were up 33 percent in Europe and 38 percent in Asia Pacific. Lubrication segment sales increased 44 percent, with strong percentage gains in all regions.
Higher volume and leveraging of expenses drove continued improvement in operating earnings. Compared to first quarter last year, operating earnings as a percentage of sales increased by more than 5 percentage points in all segments.
Outlook
“We’re optimistic that sales momentum will continue throughout 2011, although we expect that percentage gains will decline due to tougher sales comparisons, particularly in the Contractor segment, where the initial stocking of new handheld products occurred in the second quarter of 2010,” said Patrick J. McHale, President and Chief Executive Officer. “We are excited about the previously announced pending acquisition of the ITW finishing businesses. Financing is committed for the $650 million transaction and we look forward to complementing Graco’s already strong business model with the premium brands, strong distribution channel and global manufacturing capabilities of those businesses.”

Exhibit 99.1
Page 3 GRACO
Cautionary Statement Regarding Forward-Looking Statements
A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company’s Annual Report to shareholders, which reflects the Company’s current thinking on market trends and the Company’s future financial performance at the time it is made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.
The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. In addition, risk factors related to the Company’s pending acquisition of the ITW finishing business include: whether and when the required regulatory approvals will be obtained, whether and when the closing conditions will be satisfied and whether and when the transaction will close, the ability to close on committed financing on satisfactory terms, the amount of debt that the Company will incur to complete the transaction, completion of purchase price valuation for acquired assets, whether and when the Company will be able to realize the expected financial results and accretive effect of the transaction, how customers, competitors, suppliers and employees will react to the transaction, and economic changes in global markets. Please refer to Item 1A of, and Exhibit 99 to, the Company’s Annual Report on Form 10-K for fiscal year 2010 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov.
Conference Call
Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 28, 2011, at 11:00 a.m. ET, to discuss Graco’s first quarter results.
A real-time Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.
For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on April 28, 2011, by dialing 800-406-7325, Conference ID #4432429, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through May 2, 2011.
Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

Exhibit 99.1
Page 4 GRACO
GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended
	April 1,	March 26,
(in thousands, except per share amounts)	2011	2010
Net Sales	$217,679	$164,721
Cost of products sold	93,282	75,426

Gross Profit	124,397	89,295
Product development	9,931	9,474
Selling, marketing and distribution	37,483	29,160
General and administrative	19,914	17,955

Operating Earnings	57,069	32,706
Interest expense	616	1,080
Other expense, net	—	161

Earnings Before Income Taxes	56,453	31,465
Income taxes	19,200	10,900

Net Earnings	$37,253	$20,565

Net Earnings per Common Share
Basic	$0.62	$0.34
Diluted	$0.61	$0.34
Weighted Average Number of Shares
Basic	60,270	60,206
Diluted	61,360	60,713
Segment Information (Unaudited)

	Thirteen Weeks Ended
	April 1,	March 26,
	2011	2010
Net Sales
Industrial	$122,830	$96,792
Contractor	70,205	50,797
Lubrication	24,644	17,132

Total	$217,679	$164,721

Operating Earnings
Industrial	$45,025	$30,474
Contractor	11,115	4,883
Lubrication	5,227	1,707
Unallocated corporate (expense)	(4,298)	(4,358)

Total	$57,069	$32,706

All figures are subject to audit and adjustment at the end of the fiscal year.
The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.
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